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April 30, 2015	TSX: TMM, NYSE MKT: TGD

NEWS RELEASE

Timmins Gold and Newstrike Capital Shareholders Approve the Acquisition of Newstrike Capital by Timmins Gold

Vancouver, BC - Timmins Gold Corp. (TSX:TMM, NYSE MKT:TGD) (the “Company”) is pleased to announce that the acquisition of Newstrike Capital Inc. by the Company pursuant to a plan of arrangement (the “Arrangement”), received overwhelming approval by the shareholders of each company at their respective shareholder meetings held today.

At the Company’s annual general and special meeting (the “Meeting”), approximately 92% of the votes cast by Timmins Gold shareholders were in favour of the issuance of Timmins Gold shares in connection with the Arrangement. Under the terms of the Arrangement, each Newstrike Shareholder will receive 0.90 of a Timmins Share and one one-hundredth of one cent ($0.0001) per Newstrike Share. Additional information on the results of the Meeting will be filed on the Sedar website at www.sedar.com.

The Arrangement is expected to be completed in May 2015, subject to court approval, and the satisfaction of certain other customary closing conditions, including the receipt of approval from the Mexican Federal Economic Competition Commission.

Detailed results of the votes cast for the election of directors are set out below:

Director	Votes in Favour	%	Votes Withheld	%
George Brack	98,261,350	98.64	1,353,411	1.36
Bruce Bragagnolo	99,074,199	99.46	540,562	0.54
Bryan Coates	98,959,399	99.34	655,362	0.66
Anthony Hawkshaw	98,707,551	99.09	907,210	0.91
Stephen Lang	98,504,336	98.89	1,110,425	1.11
Luc Lessard	97,143,174	97.52	2,471,587	2.48
Paula Rogers	98,686,198	99.07	928,563	0.93
José Vizquerra	98,506,268	98.89	1,108,493	1.11

At the Meeting, Timmins Gold shareholders also re-appointed Deloitte LLP, Chartered Accountants as auditors of the Company, with 115,885,583 votes cast in favour.

Bruce Bragagnolo, CEO of Timmins Gold Corp., stated, “We are very grateful for the support our shareholders have shown in approving the Newstrike transaction and will continue to focus on delivering value for all of our shareholders.”

About Timmins Gold

Timmins Gold has a proven track record of delivering growth and value creation for its investors and is poised to become an emerging intermediate, Mexican-focused gold producer with a portfolio of high-quality production and growth assets all based in Mexico. The Company owns and operates the San Francisco open pit, heap leach gold mine in Sonora which provides a solid base of operations, allowing the Company to develop two economically robust growth projects with manageable capital requirements, the recently acquired Caballo Blanco gold project as well as the Ana Paula gold project, which the Company will acquire if the Arrangement with Newstrike Capital is completed.

Contacts:
Timmins Gold Corp.
Bruce Bragagnolo
CEO and Director
604-638-8980
bruce@timminsgold.com
www.timminsgold.com

Timmins Gold Corp.
Alex Tsakumis
Vice President Corporate Development
604-638-8976
alex@timminsgold.com
www.timminsgold.com

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) nor the New York Stock Exchange MKT accepts responsibility for the adequacy or accuracy of this news release.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Forward-looking statements are statements which relate to future events including projected production (and estimated cash costs). Such statements include estimates, forecasts and statements as to management’s expectations with respect to, among other things, receipt of the requisite approvals for and closing of the Arrangement, business and financial prospects, financial multiples and accretion estimates, future trends, plans, strategies, objectives and expectations, including with respect to permitting, production (including production at Caballo Blanco and Ana Paula), exploration drilling, reserves and resources, exploitation activities and events or future operations. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when, and if, a project is actually developed.

In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans, “anticipates”, believes”, “estimates”, “predicts”, “potential”, or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggestions herein. Except as required by applicable law, Timmins Gold does not intend to update any forward-looking statements to conform these statements to actual results.